Exhibit 99.1

SAP Q3 2017 Quarterly Statement

SAP Raises Outlook Backed by Outstanding S/4HANA Momentum

◾	Digital core business soars with over 6,900 S/4HANA customers – around 70% growth year over year

◾	Continued strong business performance despite significant currency headwinds

◾	Software revenue stable (IFRS) and up 3% (Non-IFRS at constant currencies)

◾	Cloud subscriptions and support revenue up 22% (IFRS) and up 27% (Non-IFRS at constant currencies)

◾	EPS up 35% (IFRS) and up 10% (Non-IFRS)

◾	On track to execute €500 million share buy back by year end, €288 million bought back in Q3

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	Q3 2017	IFRS	Non-IFRS
937	938	65%	5,590	5,590
+22%	+22% (+27% cc)	+1 p.p.	+4%	+4% (+8% cc)

“SAP has evolved from the world’s system of record to the platform for the digital revolution. Led by S/4HANA, we are delivering intelligent business applications built on the most data rich architecture ever created. We see growth in every corner of the business, which is why we are again raising our guidance for the full year.”

Bill McDermott, CEO

“I am very pleased that we continue to have excellent software revenue and that non-IFRS earnings per share are up again double-digit. We now expect a strong non-IFRS earnings per share performance for the entire year. Our performance, portfolio and pipeline make me truly confident that we will deliver on our mid-term ambitions.”

Luka Mucic, CFO

SAP Q3 2017 Quarterly Statement	1

Walldorf, Germany – October 19, 2017

SAP SE (NYSE: SAP) today announced its financial results for the third quarter 2017 ended September 30, 2017.

Business Highlights

Financial Highlights

Third Quarter 2017

SAP’s fast revenue growth in the cloud continued in the third quarter. New cloud bookings1 grew by 14% (19% at constant currencies) in the third quarter and reached €302 million. IFRS cloud subscriptions and support revenue grew 22% year over year to €937 million and non-IFRS cloud subscriptions and support revenue grew 22% year over year (27% at constant currencies) to €938 million. IFRS and non-IFRS software revenue was €1.03 billion, stable year over year (up 3% at constant currencies). New cloud and software license order entry2 grew by 15% year over year in the third quarter. IFRS and non-IFRS cloud and software revenue was €4.66 billion, an increase of 5% (8% at constant currencies). SAP’s “predictable revenue”, i.e. the total of cloud subscriptions & support revenue and software support revenue, was 65% of total revenue, up 1 percentage point year over year.

IFRS operating profit was up 19% to €1.3 billion. Non-IFRS operating profit was stable at €1.64 billion (up 4% at constant currencies). IFRS earnings per share increased 35% to €0.82. Non-IFRS earnings per share increased 10% to €1.01.

Operating cash flow for the first nine months was €4.13 billion, an increase of 14% year over year. Free cash flow increased 7% year over year to €3.16 billion. At quarter end, net debt was €1.71 billion, an improvement of €2 billion year over year. SAP’s strong growth and cash generation provide significant flexibility around capital allocation aimed at driving shareholder value. Consistent with the Company’s announcement in the second quarter, SAP is on track to buy back €500 million in shares. As of the end of the third quarter, the company has bought back €288 million.

SAP S/4HANA

With S/4HANA customers can massively simplify their IT landscape, run live and reinvent their business model for the digital economy across both cloud and on-premise deployments. S/4HANA adoption grew to more than 6,900 customers, up around 70% year over year. In the third quarter, approximately 600 additional customers signed up of which more than 40% were net new. S/4HANA continues to be adopted by the most forward thinking global companies, including Shell and China International Marine Containers.

SAP Leonardo

SAP Leonardo brings together deep process and industry expertise, advanced design thinking methodology and cutting edge software capabilities such as IoT, Big Data, Machine Learning, Analytics, and Blockchain. SAP Leonardo is about orchestrating these disruptive capabilities to create completely new ways of working and new business models. Hanon Systems (Korea) and Citco Technology Management (USA) among many others adopted SAP Leonardo solutions in the third quarter to redefine their businesses and become intelligent enterprises.

1 New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2 New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period, the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Q3 2017 Quarterly Statement	2

Human Capital Management

With SuccessFactors and Fieldglass, SAP delivers total workforce management across both permanent and contingent labor, localized for 84 countries and 42 languages. SuccessFactors Employee Central, which is the core of our HCM offering, had more than 2,000 customers at the end of the third quarter. SAP SuccessFactors was named a leader in Forrester Research Inc.’s “The Forrester Wave™: SaaS Human Resource Management Systems, Q3 2017.” La Liga (Spanish Football League) and Bancolombia, the largest commercial bank in Colombia, selected SAP’s workforce management solutions in the third quarter to deliver unified, high-quality employee experiences.

Customer Engagement and Commerce

SAP’s next generation customer engagement solutions enable businesses to manage their front office across the entire spectrum from marketing to sales to services – seamlessly and in real-time. Businesses get a single view of their customer – be it social, retail or e-commerce. SAP’s Customer Engagement and Commerce (CEC) solutions serve both B2C and B2B across a wide range of industries, including retail, telco, financial services, manufacturing and the public sector. SAP’s CEC solutions once again achieved double-digit growth in new cloud bookings and software revenue. In September, SAP announced that it would acquire Gigya. This will further enhance SAP’s CEC solutions by allowing companies to better manage customers’ profile, preference, opt-in and consent settings, with customers maintaining control of their data at all times.

Business Networks

Each of SAP’s business network solutions provides a rich, open, global platform that connects a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation. On the Ariba Network, approximately 3 million companies in over 180 countries collaborate and trade around $1 trillion in goods and services annually. Concur helps close to 50 million end users effortlessly process travel and expenses. With SAP Fieldglass customers manage over 3.9 million contingent workers in more than 180 countries. Total revenue in the SAP Business Network segment was up 19% in the third quarter to €578 million at constant currencies.

Regional Revenue Performance in the Third Quarter 2017

SAP had a strong performance in the EMEA region with cloud and software revenue increasing 8% (IFRS) and 9% (non-IFRS constant currencies). Cloud subscriptions and support revenue grew by 42% (IFRS) and 46% (non-IFRS at constant currencies) with an especially strong quarter in Germany and Spain. In addition, SAP had strong double-digit software revenue growth in Germany, Russia and the Middle East & North Africa (MENA) region.

The Company had solid growth in the Americas region, despite the natural disasters that plagued both the United States and Mexico. Cloud and software revenue grew by 2% (IFRS) and 7% (non-IFRS constant currencies). Cloud subscriptions and support revenue increased by 13% (IFRS) and 19% (non-IFRS at constant currencies). In Cloud subscriptions and support revenue Brazil was a highlight, while the United States had a strong quarter in software revenue.

In the APJ region, SAP had a strong performance in both cloud and software revenue and cloud subscriptions and support revenue. Cloud and software revenue was up 2% (IFRS) and 9% (non-IFRS constant currencies). Cloud subscriptions and support revenue grew by 30% (IFRS) and 37% (non-IFRS at constant currencies). Japan and Australia were very strong in cloud subscriptions and support revenue. For software revenue, Australia had triple digit growth and China had strong double-digit growth.

SAP Q3 2017 Quarterly Statement	3

Financial Results at a Glance

Third Quarter 20171)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2017	Q3 2016	Δ in %	Q3 2017	Q3 2016	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	302	265	14	19
Cloud subscriptions and support	937	769	22	938	769	22	27
Software licenses and support	3,720	3,686	1	3,720	3,687	1	4
Cloud and software	4,657	4,455	5	4,658	4,456	5	8
Total revenue	5,590	5,375	4	5,590	5,375	4	8
Share of predictable revenue (in %)	65	64	1pp	65	64	1pp
Operating profit	1,314	1,103	19	1,637	1,638	0	4
Profit after tax	993	725	37	1,214	1,089	11
Basic earnings per share (€)	0.82	0.61	35	1.01	0.91	10
Number of employees (FTE, September 30)	87,874	82,426	7	N/A	N/A	N/A	N/A

Nine months ended September 20171)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q3 2017	Q1–Q3 2016	Δ in %	Q1–Q3 2017	Q1–Q3 2016	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	857	664	29	30
Cloud subscriptions and support	2,775	2,166	28	2,775	2,168	28	28
Software licenses and support	10,968	10,497	4	10,968	10,500	4	4
Cloud and software	13,742	12,663	9	13,743	12,668	8	8
Total revenue	16,656	15,339	9	16,657	15,343	9	8
Share of predictable revenue (in %)	66	65	1pp	66	65	1pp
Operating profit	2,913	3,184	–9	4,405	4,258	3	3
Profit after tax	2,189	2,108	4	3,220	2,832	14
Basic earnings per share (€)	1.81	1.77	3	2.67	2.37	13
Number of employees (FTE, September 30)	87,874	82,426	7	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	4

Business Outlook 2017

The Company is raising its outlook for the full year 2017:

–

Based on the strong momentum in SAP’s cloud business, the Company continues to expect full year 2017 non-IFRS cloud subscriptions and support revenue to be in a range of €3.8 billion to €4.0 billion at constant currencies (2016: €2.99 billion).

–

Due to increasing adoption of S/4HANA and our Digital Business Platform the Company now expects full year 2017 non-IFRS cloud & software revenue to increase by 7.0% to 8.5% at constant currencies (2016: €18.43 billion). The lower end of the range was previously 6.5%.

–

The Company now expects full year 2017 non-IFRS total revenue in a range of €23.4 billion to €23.8 billion at constant currencies (2016: €22.07 billion). The previous range was €23.3 billion to €23.7 billion at constant currencies.

–

The Company now expects full-year 2017 non-IFRS operating profit to be in a range of €6.85 billion to €7.0 billion at constant currencies (2016: €6.63 billion). The lower end of the range was previously €6.8 billion.

While the Company’s full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the September 2017 average level for the rest of the year, we expect non-IFRS cloud and software revenue and non-IFRS operating profit growth rates to experience a currency headwind in a range of -5 to -8pp in Q4 2017 (-1 to -3pp for the full year 2017).

The Company now expects its full-year 2017 effective tax rates (IFRS and non-IFRS) to be below the previous outlook. The previous outlook for the effective tax rate (IFRS) was 26.0% to 27.0% (2016: 25.3%) and for the effective tax rate (non-IFRS) 27.0% to 28.0% (2016: 26.8%). The decrease in comparison to the previous outlook mainly results from a one-time tax benefit relating to an intra-group transfer of intellectual property rights expected to be executed in the fourth quarter. As soon as the impact can be determined the Company will update the effective tax rate outlook.

SAP Q3 2017 Quarterly Statement	5

Additional Information

Extension of the SAP Executive Board

The Supervisory Board of SAP SE has named Christian Klein (Chief Operating Officer) to the SAP Executive Board heading the new board area Global Business Operations effective January 1, 2018.

Additionally, the Supervisory Board of SAP SE has extended Michael Kleinemeier’s Executive Board contract until December 31, 2019.

Acquisition of Gigya, Inc.

On September 24, 2017, SAP announced that it has entered into an agreement to acquire US-based Gigya, Inc., a market leader for customer identity and access management. The transaction is expected to close in the final quarter of 2017, subject to regulatory approval.

General Remarks about this Quarterly Statement and the SAP Integrated Report

Since Q1 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report. SAP’s 2016 Integrated Report and Annual Report to Shareholders, and 2016 Annual Report on Form 20-F were published on February 28, 2017, and are available for download at www.sapintegratedreport.com.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 365,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

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SAP Q3 2017 Quarterly Statement	6

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2017 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. Please see http://www.sap.com/corporate-en/legal/copyright/index.epx#trademark for additional trademark information and notices.

SAP Q3 2017 Quarterly Statement	7

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017	Q3 2017
Revenues
Cloud subscriptions and support (IFRS)	677	720	769	827	2,993	905	932	937
Cloud subscriptions and support (non-IFRS)	678	721	769	827	2,995	906	932	938

% change – yoy	33	30	28	31	30	34	29	22

% change constant currency – yoy	33	33	29	29	31	30	27	27
Software licenses (IFRS)	609	1,040	1,034	2,177	4,860	691	1,090	1,033
Software licenses (non-IFRS)	609	1,042	1,034	2,177	4,862	691	1,090	1,033

% change – yoy	–13	6	2	1	1	13	5	0

% change constant currency – yoy	–10	10	2	0	1	10	4	3
Software support (IFRS)	2,564	2,598	2,653	2,756	10,571	2,731	2,736	2,687
Software support (non-IFRS)	2,564	2,598	2,653	2,756	10,572	2,731	2,736	2,687

% change – yoy	5	3	6	6	5	7	5	1

% change constant currency – yoy	5	6	6	5	6	3	4	4
Software licenses and support (IFRS)	3,172	3,639	3,686	4,933	15,431	3,422	3,826	3,720
Software licenses and support (non-IFRS)	3,173	3,640	3,687	4,934	15,434	3,422	3,826	3,720

% change – yoy	1	4	5	4	3	8	5	1

% change constant currency – yoy	2	7	5	3	4	5	4	4
Cloud and software (IFRS)	3,850	4,359	4,455	5,760	18,424	4,328	4,757	4,657
Cloud and software (non-IFRS)	3,851	4,361	4,456	5,761	18,428	4,328	4,758	4,658

% change – yoy	5	7	8	7	7	12	9	5

% change constant currency – yoy	6	11	9	6	8	9	8	8
Total revenue (IFRS)	4,727	5,237	5,375	6,724	22,062	5,285	5,782	5,590
Total revenue (non-IFRS)	4,728	5,239	5,375	6,724	22,067	5,285	5,782	5,590

% change – yoy	5	5	8	6	6	12	10	4

% change constant currency – yoy	6	9	8	5	7	8	9	8
Share of predictable revenue (IFRS, in %)	69	63	64	53	61	69	63	65
Share of predictable revenue (non-IFRS, in %)	69	63	64	53	61	69	63	65

Profits
Operating profit (IFRS)	813	1,269	1,103	1,950	5,135	673	926	1,314
Operating profit (non-IFRS)	1,104	1,516	1,638	2,375	6,633	1,198	1,570	1,637

% change	5	9	1	4	4	8	4	0

% change constant currency	4	11	1	2	4	2	3	4
Profit after tax (IFRS)	570	813	725	1,526	3,634	530	666	993
Profit after tax (non-IFRS)	763	979	1,089	1,826	4,658	887	1,120	1,214
% change	9	2	–7	9	3	16	14	11

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.0	56.6	56.3	54.8	56.1	57.7	56.0	54.8
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.9	64.8	64.5	62.7	64.4	64.6	62.4	60.8
Software license and support gross margin (IFRS, in %)	84.2	86.1	85.4	87.1	85.9	83.3	85.3	86.2
Software license and support gross margin (non-IFRS, in %)	85.9	87.4	87.4	88.4	87.4	85.1	86.6	87.3
Cloud and software gross margin (IFRS, in %)	79.4	81.2	80.4	82.4	81.0	77.9	79.6	79.9
Cloud and software gross margin (non-IFRS, in %)	82.3	83.6	83.4	84.7	83.7	80.8	81.8	82.0
Gross margin (IFRS, in %)	66.9	70.4	69.3	73.0	70.2	66.7	69.0	70.1
Gross margin (non-IFRS, in %)	69.6	72.6	72.7	75.5	72.9	69.9	71.5	72.5
Operating margin (IFRS, in %)	17.2	24.2	20.5	29.0	23.3	12.7	16.0	23.5
Operating margin (non-IFRS, in %)	23.4	28.9	30.5	35.3	30.1	22.7	27.2	29.3
AT&S segment – Cloud subscriptions and support gross margin (in %)	54	52	51	49	52	52	49	47
AT&S segment – Gross margin (in %)	70	73	74	77	74	70	72	73
AT&S segment – Segment margin (in %)	34	39	40	45	40	32	37	39

SAP Q3 2017 Quarterly Statement	8

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017	Q3 2017
SAP BN segment – Cloud subscriptions and support gross margin (in %)	75	76	77	75	76	77	77	76
SAP BN segment – Gross margin (in %)	67	68	68	66	67	68	68	68
SAP BN segment – Segment margin (in %)	17	18	20	16	18	16	17	17

Key Profit Ratios
Effective tax rate (IFRS, in %)	23.3	28.9	28.4	22.3	25.3	20.6	26.6	28.6
Effective tax rate (non-IFRS, in %)	26.2	29.6	29.7	23.5	26.8	25.7	27.8	29.2

Earnings per share, basic (IFRS, in €)	0.48	0.68	0.61	1.27	3.04	0.43	0.56	0.82
Earnings per share, basic (non-IFRS, in €)	0.64	0.82	0.91	1.53	3.90	0.73	0.94	1.01
Order Entry
New Cloud Bookings	145	255	265	483	1,147	215	340	302
Deferred income (current)1)	5,265	4,470	3,373	2,383	2,383	6,215	4,898	3,531
Orders – Number of on-premise software deals (in transactions)	12,884	14,468	13,048	16,891	57,291	13,115	14,361	13,889
Share of orders greater than € 5 million based on total software order entry volume (in %)	17	29	26	34	29	27	31	29
Share of orders smaller than € 1 million based on total software order entry volume (in %)	48	38	40	35	38	46	40	41

Liquidity and Cash Flow
Net cash flows from operating activities	2,482	439	707	1,000	4,628	2,872	642	611
Free cash flow	2,313	202	446	665	3,627	2,581	322	258

% of total revenue (IFRS)	49	4	8	10	16	49	6	5

% of profit after tax (IFRS)	406	25	61	44	100	487	48	26
Group liquidity, gross	5,853	4,347	4,388	4,673	4,673	7,345	4,927	4,960
Group debt	–9,080	–8,593	–8,134	–7,826	–7,826	–7,805	–6,716	–6,667
Group liquidity, net	–3,227	–4,245	–3,746	–3,153	–3,153	–460	–1,789	–1,706
Days’ sales outstanding (DSO, in days)2)	72	73	74	74	74	72	72	72

Financial Position
Cash and cash equivalents	5,743	4,206	4,112	3,702	3,702	5,937	4,236	4,220
Goodwill	21,922	22,354	22,279	23,311	23,311	23,091	21,949	21,353
Total assets	42,884	41,788	41,604	44,277	44,277	47,724	42,900	41,430
Equity ratio (total equity in % of total assets)	53	55	57	60	60	56	57	59

Non-Financials
Number of employees (quarter end)3)	78,230	79,962	82,426	84,183	84,183	85,751	87,114	87,874
Employee retention (in %, rolling 12 months)	92.0	92.6	93.4	93.7	93.7	94.1	94.3	94.2
Women in management (in %, quarter end)	23.6	24.1	24.3	24.5	24.5	24.8	25.0	25.2
Greenhouse gas emissions (in kilotons)	120	95	85	80	380	100	55	80

1) SAP is in the final stage of migrating its processes and customer contracts to IFRS 15. At this point of the migration, there is no reliable way to report deferred cloud revenue any longer, therefore the separate disclosure of the cloud portion of deferred income is discontinued. SAP will continue to disclose new cloud bookings as the key metric to measure SAP’s sales success in the cloud.

2) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

3) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	9

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q3 2017	Q3 2016	Δ in %

Cloud subscriptions and support	937	769	22

Software licenses	1,033	1,034	0

Software support	2,687	2,653	1

Software licenses and support	3,720	3,686	1

Cloud and software	4,657	4,455	5

Services	932	920	1

Total revenue	5,590	5,375	4

Cost of cloud subscriptions and support	–423	–336	26

Cost of software licenses and support	–512	–537	–5

Cost of cloud and software	–935	–873	7

Cost of services	–738	–776	–5

Total cost of revenue	–1,673	–1,649	1

Gross profit	3,917	3,726	5

Research and development	–781	–766	2

Sales and marketing	–1,640	–1,587	3

General and administration	–251	–268	–6

Restructuring	67	1	>100

Other operating income/expense, net	1	–4	<-100

Total operating expenses	–4,276	–4,272	0

Operating profit	1,314	1,103	19

Other non-operating income/expense, net	4	–43	<-100

Finance income	130	32	>100

Finance costs	–58	–78	–26

Financial income, net	73	–46	<-100

Profit before tax	1,390	1,013	37

Income tax expense	–398	–288	38

Profit after tax	993	725	37

Attributable to owners of parent	983	730	35

Attributable to non-controlling interests	9	–5	<-100

Earnings per share, basic (in €)1)	0.82	0.61	35

Earnings per share, diluted (in €)1)	0.82	0.61	35

1) For the three months ended September 30, 2017 and 2016, the weighted average number of shares was 1,198 million (diluted 1,198 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	10

Consolidated Income Statements of SAP Group (IFRS) – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2017	Q1–Q3 2016	Δ in %

Cloud subscriptions and support	2,775	2,166	28

Software licenses	2,814	2,682	5

Software support	8,154	7,815	4

Software licenses and support	10,968	10,497	4

Cloud and software	13,742	12,663	9

Services	2,914	2,675	9

Total revenue	16,656	15,339	9

Cost of cloud subscriptions and support	–1,216	–939	29

Cost of software licenses and support	–1,646	–1,543	7

Cost of cloud and software	–2,862	–2,483	15

Cost of services	–2,366	–2,282	4

Total cost of revenue	–5,228	–4,765	10

Gross profit	11,428	10,574	8

Research and development	–2,475	–2,184	13

Sales and marketing	–5,055	–4,452	14

General and administration	–820	–727	13

Restructuring	–174	–20	>100

Other operating income/expense, net	9	–5	<-100

Total operating expenses	–13,743	–12,154	13

Operating profit	2,913	3,184	–9

Other non-operating income/expense, net	–6	–180	–97

Finance income	273	105	>100

Finance costs	–213	–210	2

Financial income, net	59	–105	<-100

Profit before tax	2,966	2,900	2

Income tax expense	–777	–792	–2

Profit after tax	2,189	2,108	4

Attributable to owners of parent	2,172	2,118	3

Attributable to non-controlling interests	17	–10	<-100

Earnings per share, basic (in €)1)	1.81	1.77	3

Earnings per share, diluted (in €)1)	1.81	1.77	3

1) For the nine months ended September 30, 2017 and 2016, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	11

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at September 30, 2017 and December 31, 2016
€ millions	2017	2016
Cash and cash equivalents	4,220	3,702
Other financial assets	1,013	1,124
Trade and other receivables	4,869	5,924
Other non-financial assets	756	581
Tax assets	361	233
Total current assets	11,219	11,564
Goodwill	21,353	23,311
Intangible assets	3,038	3,786
Property, plant, and equipment	2,806	2,580
Other financial assets	1,233	1,358
Trade and other receivables	124	126
Other non-financial assets	552	532
Tax assets	434	450
Deferred tax assets	672	571
Total non-current assets	30,212	32,713
Total assets	41,430	44,277

€ millions	2017	2016
Trade and other payables	1,089	1,281
Tax liabilities	256	316
Financial liabilities	1,289	1,813
Other non-financial liabilities	3,077	3,699
Provisions	266	183
Deferred income	3,531	2,383
Total current liabilities	9,507	9,674
Trade and other payables	118	127
Tax liabilities	442	365
Financial liabilities	5,811	6,481
Other non-financial liabilities	465	461
Provisions	211	217
Deferred tax liabilities	422	411
Deferred income	84	143
Total non-current liabilities	7,553	8,205
Total liabilities	17,060	17,880
Issued capital	1,229	1,229
Share premium	568	599
Retained earnings	22,992	22,302
Other components of equity	960	3,346
Treasury shares	–1,379	–1,099
Equity attributable to owners of parent	24,369	26,376

Non-controlling interests	1	21
Total equity	24,370	26,397
Total equity and liabilities	41,430	44,277

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	12

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q3 2017	Q1–Q3 2016
Profit after tax	2,189	2,108
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	961	932
Income tax expense	777	792
Financial income, net	–59	105
Decrease/increase in sales and bad debt allowances on trade receivables	–15	61
Other adjustments for non-cash items	–35	8
Decrease/increase in trade and other receivables	731	290
Decrease/increase in other assets	–338	–351
Decrease/increase in trade payables, provisions, and other liabilities	–456	–583
Decrease/increase in deferred income	1,480	1,402
Interest paid	–145	–145
Interest received	53	57
Income tax paid, net of refunds	–1,016	–1,048
Net cash flows from operating activities	4,125	3,628
Business combinations, net of cash and cash equivalents acquired	–22	–54
Purchase of intangible assets or property, plant, and equipment	–964	–666
Proceeds from sales of intangible assets or property, plant, and equipment	77	48
Purchase of equity or debt instruments of other entities	–2,098	–559
Proceeds from sales of equity or debt instruments of other entities	2,371	457
Net cash flows from investing activities	–636	–773
Dividends paid	–1,499	–1,378
Dividends paid on non-controlling interests	–39	0
Purchase of treasury shares	–288	0
Proceeds from reissuance of treasury shares	0	24
Proceeds from borrowings	27	401
Repayments of borrowings	–1,007	–1,394
Transactions with non-controlling interests	0	3
Net cash flows from financing activities	–2,806	–2,345
Effect of foreign currency rates on cash and cash equivalents	–165	192
Net decrease/increase in cash and cash equivalents	518	702
Cash and cash equivalents at the beginning of the period	3,702	3,411
Cash and cash equivalents at the end of the period	4,220	4,112

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	13

Segment Reporting – Quarter

Applications, Technology & Services1)

€ millions, unless otherwise stated		Q3 2017	Q3 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS2)	408	424	307	33	38
Cloud subscriptions and support – IaaS3)	77	80	58	34	39
Cloud subscriptions and support	485	504	365	33	38
Software licenses	1,042	1,076	1,033	1	4
Software support	2,683	2,767	2,647	1	5
Software licenses and support	3,725	3,842	3,680	1	4
Cloud and software	4,210	4,346	4,045	4	7
Services	823	850	824	0	3
Total segment revenue	5,033	5,196	4,869	3	7
Cost of cloud subscriptions and support – SaaS/PaaS2)	–178	–184	–120	48	53
Cost of cloud subscriptions and support – IaaS3)	–79	–81	–57	39	42
Cost of cloud subscriptions and support	–257	–265	–177	45	50
Cost of software licenses and support	–466	–478	–466	0	3
Cost of cloud and software	–723	–743	–643	12	16
Cost of services	–632	–648	–636	–1	2
Total cost of revenue	–1,355	–1,391	–1,279	6	9
Segment gross profit	3,677	3,805	3,589	2	6
Other segment expenses	–1,730	–1,779	–1,633	6	9
Segment profit	1,947	2,026	1,956	0	4
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS2) (in %)	56	57	61	–4pp	–4pp
Cloud subscriptions and support gross margin – IaaS3) (in %)	–3	–1	1	–4pp	–2pp
Cloud subscriptions and support gross margin (in %)	47	47	51	–4pp	–4pp
Gross margin (in %)	73	73	74	–1pp	–0pp
Segment margin (in %)	39	39	40	–1pp	–1pp

1) The segment that focuses on our small and medium-sized customers is no longer an operating segment, and its activities were included in the Applications, Technology & Services segment. We have retrospectively adjusted the revenue and results for the Applications, Technology & Services segment to reflect this change.

2) Software as a Service/Platform as a Service

3) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	14

SAP Business Network

€ millions, unless otherwise stated		Q3 2017	Q3 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	453	474	404	12	17
Cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	453	474	404	12	17
Software licenses	0	0	0	NA	NA
Software support	4	4	6	–25	–25
Software licenses and support	4	4	5	–21	–21
Cloud and software	457	478	410	12	17
Services	95	100	75	26	32
Total segment revenue	552	578	485	14	19
Cost of cloud subscriptions and support – SaaS/PaaS1)	–109	–114	–94	16	21
Cost of cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–109	–114	–94	16	21
Cost of software licenses and support	–1	–1	0	>100	>100
Cost of cloud and software	–111	–115	–94	18	23
Cost of services	–66	–69	–61	8	13
Total cost of revenue	–177	–185	–155	14	19
Segment gross profit	375	393	330	14	19
Other segment expenses	–279	–290	–234	19	24
Segment profit	96	103	96	0	7
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	76	76	77	–1pp	–1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	76	76	77	–1pp	–1pp
Gross margin (in %)	68	68	68	–0pp	0pp
Segment margin (in %)	17	18	20	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	15

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q3 2017	Q3 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	453	474	404	12	17
	Other	409	424	307	33	38
	Total	861	898	711	21	26
Cloud subscriptions and support revenue – IaaS2)		77	80	58	34	39
Cloud subscriptions and support revenue		938	978	769	22	27
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	76	76	77	–1pp	–1pp
	Other	56	57	60	–4pp	–4pp
	Total	66	67	70	–3pp	–3pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		–3	–1	1	–4pp	–2pp
Cloud subscriptions and support gross margin (in %)		61	61	65	–4pp	–3pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	16

Segment Reporting – Year-to-Date

Applications, Technology & Services1)

€ millions, unless otherwise stated		Q1–Q3 2017	Q1–Q3 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS2)	1,163	1,162	856	36	36
Cloud subscriptions and support – IaaS3)	234	235	146	60	60
Cloud subscriptions and support	1,397	1,396	1,002	39	39
Software licenses	2,813	2,821	2,685	5	5
Software support	8,139	8,101	7,796	4	4
Software licenses and support	10,953	10,922	10,481	4	4
Cloud and software	12,350	12,318	11,483	8	7
Services	2,569	2,557	2,455	5	4
Total segment revenue	14,919	14,875	13,938	7	7
Cost of cloud subscriptions and support – SaaS/PaaS2)	–489	–487	–317	54	53
Cost of cloud subscriptions and support – IaaS3)	–222	–221	–159	39	39
Cost of cloud subscriptions and support	–710	–707	–476	49	48
Cost of software licenses and support	–1,472	–1,465	–1,399	5	5
Cost of cloud and software	–2,182	–2,173	–1,876	16	16
Cost of services	–2,030	–2,021	–1,983	2	2
Total cost of revenue	–4,212	–4,193	–3,859	9	9
Segment gross profit	10,707	10,682	10,079	6	6
Other segment expenses	–5,348	–5,336	–4,802	11	11
Segment profit	5,359	5,346	5,277	2	1
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS2) (in %)	58	58	63	–5pp	–5pp
Cloud subscriptions and support gross margin – IaaS3) (in %)	5	6	–9	14pp	15pp
Cloud subscriptions and support gross margin (in %)	49	49	52	–3pp	–3pp
Gross margin (in %)	72	72	72	–1pp	–1pp
Segment margin (in %)	36	36	38	–2pp	–2pp

1) The segment that focuses on our small and medium-sized customers is no longer an operating segment, and its activities were included in the Applications, Technology & Services segment. We have retrospectively adjusted the revenue and results for the Applications, Technology & Services segment to reflect this change.

2) Software as a Service/Platform as a Service

3) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	17

SAP Business Network

€ millions, unless otherwise stated		Q1–Q3 2017	Q1–Q3 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,378	1,373	1,166	18	18
Cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cloud subscriptions and support	1,378	1,373	1,166	18	18
Software licenses	0	0	0	NA	NA
Software support	15	15	20	–26	–25
Software licenses and support	15	15	20	–24	–24
Cloud and software	1,393	1,388	1,185	17	17
Services	297	297	218	36	36
Total segment revenue	1,690	1,685	1,404	20	20
Cost of cloud subscriptions and support – SaaS/PaaS1)	–322	–322	–278	16	16
Cost of cloud subscriptions and support – IaaS2)	0	0	0	NA	NA
Cost of cloud subscriptions and support	–322	–322	–278	16	16
Cost of software licenses and support	–3	–3	0	>100	>100
Cost of cloud and software	–326	–325	–278	17	17
Cost of services	–218	–218	–177	23	23
Total cost of revenue	–544	–543	–455	20	19
Segment gross profit	1,146	1,142	949	21	20
Other segment expenses	–861	–858	–692	24	24
Segment profit	286	284	256	11	11
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	76	0pp	0pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	76	0pp	0pp
Gross margin (in %)	68	68	68	0pp	0pp
Segment margin (in %)	17	17	18	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	18

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q1–Q3 2017	Q1–Q3 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	1,378	1,373	1,166	18	18
	Other	1,163	1,162	856	36	36
	Total	2,541	2,534	2,021	26	25
Cloud subscriptions and support revenue – IaaS2)		234	235	146	60	60
Cloud subscriptions and support revenue		2,775	2,769	2,168	28	28
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	0pp	0pp
	Other	57	58	63	–5pp	–4pp
	Total	68	68	70	–3pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		5	6	–9	14pp	15pp
Cloud subscriptions and support gross margin (in %)		63	63	65	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	19

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q3 2017			Q3 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	937	0	938	41	978	769	0	769	22	22	27
Software licenses	1,033	0	1,033	33	1,067	1,034	0	1,034	0	0	3
Software support	2,687	0	2,687	84	2,771	2,653	0	2,653	1	1	4
Software licenses and support	3,720	0	3,720	117	3,837	3,686	0	3,687	1	1	4
Cloud and software	4,657	0	4,658	158	4,815	4,455	1	4,456	5	5	8
Services	932	0	932	32	965	920	0	920	1	1	5
Total revenue	5,590	0	5,590	190	5,780	5,375	1	5,375	4	4	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–423	56	–368			–336	63	–273	26	35
Cost of software licenses and support	–512	41	–471			–537	71	–465	–5	1
Cost of cloud and software	–935	97	–839			–873	135	–738	7	14
Cost of services	–738	41	–697			–776	45	–732	–5	–5
Total cost of revenue	–1,673	137	–1,536			–1,649	179	–1,469	1	4
Gross profit	3,917	138	4,055			3,726	180	3,906	5	4
Research and development	–781	64	–717			–766	86	–679	2	6
Sales and marketing	–1,640	162	–1,478			–1,587	214	–1,373	3	8
General and administration	–251	28	–223			–268	56	–211	–6	6
Restructuring	67	–67	0			1	–1	0	>100	NA
Other operating income/expense, net	1	0	1			–4	0	–4	<-100	<-100
Total operating expenses	–4,276	323	–3,953	–118	–4,071	–4,272	534	–3,738	0	6	9

Profit Numbers
Operating profit	1,314	323	1,637	72	1,709	1,103	535	1,638	19	0	4
Other non-operating income/expense, net	4	0	4			–43	0	–43	<-100	<-100
Finance income	130	0	130			32	0	32	>100	>100
Finance costs	–58	0	–58			–78	0	–78	–26	–26
Financial income, net	73	0	73			–46	0	–46	<-100	<-100
Profit before tax	1,390	323	1,714			1,013	535	1,548	37	11
Income tax expense	–398	–102	–500			–288	–171	–459	38	9
Profit after tax	993	221	1,214			725	364	1,089	37	11
Attributable to owners of parent	983	221	1,204			730	364	1,094	35	10
Attributable to non-controlling interests	9	0	9			–5	0	–5	<-100	<-100

Key Ratios
Operating margin (in %)	23.5		29.3		29.6	20.5		30.5	3.0pp	–1.2pp	–0.9pp
Effective tax rate (in %)3)	28.6		29.2			28.4		29.7	0.2pp	–0.5pp
Earnings per share, basic (in €)	0.82		1.01			0.61		0.91	35	10

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q3 2017 Quarterly Statement	20

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2017 mainly results from tax effects of acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	21

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated					Q1–Q3 2017			Q1–Q3 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	2,775	0	2,775	–6	2,769	2,166	2	2,168	28	28	28
Software licenses	2,814	0	2,814	8	2,822	2,682	2	2,685	5	5	5
Software support	8,154	0	8,154	–39	8,116	7,815	0	7,815	4	4	4
Software licenses and support	10,968	0	10,968	–31	10,937	10,497	3	10,500	4	4	4
Cloud and software	13,742	1	13,743	–37	13,706	12,663	4	12,668	9	8	8
Services	2,914	0	2,914	–12	2,902	2,675	0	2,675	9	9	8
Total revenue	16,656	1	16,657	–49	16,608	15,339	4	15,343	9	9	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–1,216	178	–1,039			–939	182	–758	29	37
Cost of software licenses and support	–1,646	151	–1,495			–1,543	170	–1,373	7	9
Cost of cloud and software	–2,862	329	–2,533			–2,483	352	–2,131	15	19
Cost of services	–2,366	126	–2,240			–2,282	74	–2,208	4	1
Total cost of revenue	–5,228	455	–4,773			–4,765	426	–4,339	10	10
Gross profit	11,428	455	11,884			10,574	430	11,004	8	8
Research and development	–2,475	216	–2,258			–2,184	135	–2,049	13	10
Sales and marketing	–5,055	536	–4,519			–4,452	404	–4,048	14	12
General and administration	–820	109	–710			–727	83	–644	13	10
Restructuring	–174	174	0			–20	20	0	>100	NA
Other operating income/expense, net	9	0	9			–5	0	–5	<-100	<-100
Total operating expenses	–13,743	1,491	–12,252	46	–12,206	–12,154	1,069	–11,085	13	11	10

Profit Numbers
Operating profit	2,913	1,492	4,405	–3	4,402	3,184	1,073	4,258	–9	3	3
Other non-operating income/expense, net	–6	0	–6			–180	0	–180	–97	–97
Finance income	273	0	273			105	0	105	>100	>100
Finance costs	–213	0	–213			–210	0	–210	2	2
Financial income, net	59	0	59			–105	0	–105	<-100	<-100
Profit before tax	2,966	1,492	4,458			2,900	1,073	3,973	2	12
Income tax expense	–777	–461	–1,238			–792	–350	–1,142	–2	8
Profit after tax	2,189	1,031	3,220			2,108	724	2,832	4	14
Attributable to owners of parent	2,172	1,031	3,203			2,118	724	2,842	3	13
Attributable to non-controlling interests	17	0	17			–10	0	–10	<-100	<-100

Key Ratios
Operating margin (in %)	17.5		26.4		26.5	20.8		27.8	–3.3pp	–1.3pp	–1.2pp
Effective tax rate (in %)3)	26.2		27.8			27.3		28.7	–1.1pp	–1.0pp
Earnings per share, basic (in €)	1.81		2.67			1.77		2.37	3	13

SAP Q3 2017 Quarterly Statement	22

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2017 and 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	23

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2017	Q3 2017	Q1–Q3 2017	Q3 2016	Q1–Q3 2016
Operating profit (IFRS)		1,314	2,913	1,103	3,184
Revenue adjustments	<20	0	1	1	4
Adjustment for acquisition-related charges	580 to 610	140	449	168	504
Adjustment for share-based payment expenses	1,000 to 1,150	250	868	368	545
Adjustment for restructuring1)	150 to 200	–67	174	–1	20
Operating expense adjustments		323	1,491	534	1,069
Operating profit adjustments		323	1,492	535	1,073
Operating profit (non-IFRS)		1,637	4,405	1,638	4,258

1) reflects our expectations for restructuring activities in our services and support business

SAP Q3 2017 Quarterly Statement	24

Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2017						Q3 2016
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–935	72	24	0	–839	–873	98	37	0	–738
Cost of services	–738	2	39	0	–697	–776	3	42	0	–732
Research and development	–781	3	61	0	–717	–766	3	84	0	–679
Sales and marketing	–1,640	62	100	0	–1,478	–1,587	67	147	0	–1,373
General and administration	–251	1	26	0	–223	–268	–3	59	0	–211
Restructuring	67	0	0	–67	0	1	0	0	–1	0
Other operating income/expense, net	1	0	0	0	1	–4	0	0	0	–4
Total operating expenses	–4,276	140	250	–67	–3,953	–4,272	168	368	–1	–3,738
1) Share-based Payments

€ millions	Q1–Q3 2017						Q1–Q3 2016
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–2,862	236	92	0	–2,533	–2,483	293	58	0	–2,131
Cost of services	–2,366	6	120	0	–2,240	–2,282	9	65	0	–2,208
Research and development	–2,475	8	208	0	–2,258	–2,184	7	128	0	–2,049
Sales and marketing	–5,055	196	340	0	–4,519	–4,452	190	214	0	–4,048
General and administration	–820	2	107	0	–710	–727	4	79	0	–644
Restructuring	–174	0	0	174	0	–20	0	0	20	0
Other operating income/expense, net	9	0	0	0	9	–5	0	0	0	–5
Total operating expenses	–13,743	449	868	174	–12,252	–12,154	504	545	20	–11,085
1) Share-based payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2017	Q1–Q3 2017	Q3 2016	Q1–Q3 2016
Cost of cloud and software	–50	55	0	2
Cost of services	–3	107	0	5
Research and development	–7	10	1	4
Sales and marketing	–7	2	–2	8
General and administration	0	0	0	1
Restructuring expenses	–67	174	–1	20

SAP Q3 2017 Quarterly Statement	25

Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2017					Q3 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	259	0	259	7	267	182	0	182	42	42	46
Americas	576	0	576	28	604	508	0	508	13	13	19
APJ	102	0	102	5	108	78	0	78	30	30	37
Cloud subscriptions and support revenue	937	0	938	41	978	769	0	769	22	22	27

Cloud and software revenue by region
EMEA	2,099	0	2,099	22	2,121	1,942	0	1,942	8	8	9
Americas	1,849	0	1,849	92	1,942	1,820	1	1,821	2	2	7
APJ	709	0	709	44	753	693	0	693	2	2	9
Cloud and software revenue	4,657	0	4,658	158	4,815	4,455	1	4,456	5	5	8

Total revenue by region
Germany	857	0	857	1	858	749	0	749	14	14	15
Rest of EMEA	1,636	0	1,637	25	1,662	1,567	0	1,567	4	4	6
Total EMEA	2,494	0	2,494	26	2,520	2,315	0	2,315	8	8	9
United States	1,800	0	1,800	94	1,894	1,772	1	1,773	2	2	7
Rest of Americas	447	0	447	19	465	462	0	462	–3	–3	1
Total Americas	2,247	0	2,247	112	2,360	2,234	1	2,235	1	1	6
Japan	198	0	198	28	225	214	0	214	–8	–8	5
Rest of APJ	651	0	651	24	676	611	0	611	7	7	11
Total APJ	849	0	849	52	901	825	0	825	3	3	9
Total revenue	5,590	0	5,590	190	5,780	5,375	1	5,375	4	4	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	26

Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2017					Q1–Q3 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	738	0	738	6	744	511	0	512	44	44	45
Americas	1,735	0	1,735	–9	1,726	1,450	1	1,451	20	20	19
APJ	302	0	302	–3	299	205	0	205	47	47	46
Cloud subscriptions and support revenue	2,775	0	2,775	–6	2,769	2,166	2	2,168	28	28	28

Cloud and software revenue by region
EMEA	5,992	0	5,992	–22	5,970	5,499	1	5,499	9	9	9
Americas	5,572	1	5,573	–18	5,555	5,213	4	5,216	7	7	6
APJ	2,178	0	2,178	3	2,182	1,952	0	1,952	12	12	12
Cloud and software revenue	13,742	1	13,743	–37	13,706	12,663	4	12,668	9	8	8

Total revenue by region
Germany	2,312	0	2,312	–2	2,310	2,035	0	2,035	14	14	14
Rest of EMEA	4,886	0	4,886	–22	4,864	4,597	1	4,597	6	6	6
Total EMEA	7,198	0	7,199	–24	7,174	6,632	1	6,632	9	9	8
United States	5,488	1	5,488	–7	5,481	5,116	4	5,120	7	7	7
Rest of Americas	1,358	0	1,358	–19	1,339	1,260	0	1,260	8	8	6
Total Americas	6,846	1	6,847	–27	6,820	6,376	4	6,380	7	7	7
Japan	647	0	647	23	670	583	0	583	11	11	15
Rest of APJ	1,964	0	1,964	–20	1,944	1,748	0	1,748	12	12	11
Total APJ	2,612	0	2,612	2	2,614	2,331	0	2,331	12	12	12
Total revenue	16,656	1	16,657	–49	16,608	15,339	4	15,343	9	9	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q3 2017 Quarterly Statement	27

Employees by Region and Functional Areas

	30.9.2017				30.9.2016
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,760	3,839	4,707	14,306	6,260	3,996	5,330	15,586
Services	7,407	4,792	4,751	16,951	6,423	4,044	3,921	14,388
Research and development	11,199	5,240	8,386	24,826	10,219	4,704	7,780	22,702
Sales and marketing	9,199	9,118	4,889	23,206	8,425	8,861	4,365	21,651
General and administration	2,706	1,801	1,041	5,548	2,578	1,723	1,012	5,314
Infrastructure	1,688	852	498	3,038	1,552	785	447	2,784
SAP Group (September 30)	37,960	25,642	24,272	87,874	35,458	24,113	22,855	82,426
Thereof acquisitions 1)	4	13	0	17	37	68	0	105
SAP Group (nine months’ end average)	37,250	25,359	23,925	86,534	34,552	23,193	21,809	79,555

1) Acquisitions closed between January 1 and September 30 of the respective year

SAP Q3 2017 Quarterly Statement	28

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q3 2017 Quarterly Statement	29